                                                Filed Pursuant to Rule 424(b)(3)
                                       Registration Statement File No. 333-77253

                          PROSPECTUS SUPPLEMENT NO. 1
                             DATED OCTOBER 21, 1999
                                       TO
                      PROSPECTUS DATED SEPTEMBER 23, 1999

                              TOKHEIM CORPORATION

   This prospectus supplement supplements the prospectus dated September 23, 1999 relating to Tokheim's exchange offer for $123,000,000 11 3/8% senior subordinated notes due 2008 and (Euro)75,000,000 11 3/8% senior subordinated notes due 2008. You should read this prospectus supplement in conjunction with the prospectus dated September 23, 1999, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supplements the information in the prospectus.

Recent Developments

   On October 15, 1999, we filed with the SEC a Quarterly Report on Form 10-Q for the quarter ended August 31, 1999. On October 18, 1999, we issued a press release summarizing our results for the quarter ended August 31, 1999. We have reproduced the press release below:

  "FORT WAYNE, Ind.--(BUSINESS WIRE)--Oct. 18, 1999--Tokheim Corporation (NYSE:TOK) today reported a loss before merger and acquisition (M&A) costs and other unusual items of $4.2 million, equal to $0.32 loss per diluted share, for its fiscal third quarter ended August 31, 1999 on sales of $169.2 million. In the year ago fiscal third quarter, the company earned $3.2 million, or $0.21 earnings per diluted share.

  Earnings before interest, taxes, depreciation and amortization (EBITDA) for the fiscal 1999 third quarter were $15.4 million compared to $9.5 million reported a year ago. The 1999 and 1998 period results are not directly comparable because of the financial effect of the acquisition of the RPS business on September 30, 1998.

  As previously announced, the company's revenues in the fiscal 1999 third quarter period were adversely affected by the merger activity taking place among the major oil companies (MOCs), which has resulted in a decrease in levels of capital expenditure, particularly in emerging markets where Tokheim has a strong presence. Increased demand from jobbers and independents in domestic markets had some offsetting effect on this broader trend. The major ameliorating effect on the MOC impact has been the synergies being achieved by the company in the RPS/Tokheim integration initiative. These synergies, which are being realized both ahead of schedule and in excess of the company's originally targeted amounts, and are reflected in the sharp increase in earnings before interest, depreciation and amortization (EBITDA), have allowed the company to materially reduce the overall cost structure of the combined Sofitam/RPS/Tokheim companies. In light of industry conditions, the company stated it has further accelerated the RPS integration and has instituted a series of immediate additional cost reduction measures.

  As also reported in the company's October 11th release, the oil industry merger activity, and the resulting dislocation caused by the MOCs post-merger integration activities, has continued into Tokheim's traditionally strongest fiscal fourth quarter, which ends November 30th. As such, the associated sales slowdown will adversely affect the level of fiscal fourth quarter earnings and is expected to cause the company to report a loss, before merger and acquisition costs and other unusual items, and extraordinary loss on debt extinguishment, for the full 1999 fiscal year of between approximately $11 million to $12 million, or approximately $0.88 to $0.95 loss per diluted share. For the fiscal year ended November 30,

  1998, the company earned $9.9 million, or $0.69 earnings per diluted share, before merger and acquisition costs and other unusual items on sales of $466.4 million.

  Earnings before interest, taxes, depreciation and amortization (EBITDA) for the 1999 fiscal year are expected to be in the range of approximately $65 million to $66 million compared to $43.7 million reported for the prior fiscal year. The 1998 and 1999 periods are not directly comparable because of the acquisition of the RPS business.

  While the merger activity in the MOC marketplace is expected to continue into next year, the company reiterated it believes that, once completed, the merged oil companies will resume their customary capital spending programs, including those for downstream fuel dispensing equipment. Tokheim also believes that it is well positioned to accommodate those programs on a global basis. In the interim, Tokheim is gaining important inroads into the MOC market, underscoring the strategic global strengths achieved by the Sofitam and RPS acquisitions. The company has recently entered into a three-year contract to supply the majority of the dispenser needs of the merged BP Amoco in the US, Europe, Mexico and Venezuela; signed a contract with Repsol-YPF to supply its stations in Spain, Portugal and Latin America; signed a contract with Total Fina to serve as its primary supplier and was awarded the latest Deltaven (Venezuela) tender for dispensers in that country. The company said that the product offerings underlying these new business initiatives are part of the reason for its having been named "Manufacturer of the Year", for an unprecedented second year in a row, by the Petroleum Equipment Institute at its annual convention held in Toronto earlier this month.

  The Company also announced that it had received waivers relating to its covenant defaults in the quarter and had amended its covenants for future periods. In connection with amending the credit agreement, the Company has agreed to obtain $50.0 million by issuing new equity type securities for the purpose of repaying bank debt on or before January 25, 2000. The Company believes that it can obtain such additional equity, or complete alternative refinancing arrangements.

  Tokheim Corporation, based in Fort Wayne, Indiana, has grown to become the world's largest producer of petroleum dispensing devices. Tokheim manufactures and services electronic and mechanical petroleum dispensing systems. These systems include petroleum dispenser and pumps, retail automation systems (such as point-of-sale systems), dispenser payment or "pay-at-the-pump" terminals, replacement parts and upgrade kits.

  Certain statements in this release, including statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks that may cause the actual results of the company to differ materially from any results expressed or implied by the forward-looking statements. These risks include: increases in the company's cost of borrowing or a default under any material debt agreement; inability to achieve anticipated cost savings or revenue growth; dependence on the retail petroleum industry; failure to successfully integrate acquisitions; inability to forecast or achieve future operating results; fluctuations in exchange rates among various foreign currencies; costs in adjusting to the Euro; competition; inability to protect proprietary technology or to integrate new technologies; changes in business strategy or development plans; business disruptions; changed economic conditions, especially in particular markets in which the company competes; lack of funds for capital expenditures or R&D; changed demand for new products; changes in, or failure of the company to comply with, governmental, environmental or other regulations; loss of key management; adverse publicity; contingent claims asserted against the company; loss of significant customers or suppliers; and "Year 2000" problems of the company or its customers, suppliers or resellers. Given these uncertainties, investors are cautioned not to unduly rely on such forward-looking statements. The company disclaims any obligation to update any such factors or to announce publicly the result of any revisions to any of the forward-looking statements contained in this release to reflect future events or developments.

                      TOKHEIM CORPORATION AND SUBSIDIARIES

                  CONSOLIDATED CONDENSED STATEMENT OF EARNINGS
                (Amounts in thousands except amounts per share)

                                           Three Months
                                               Ended         Nine Months Ended
                                         ------------------  ------------------
                                          August    August    August    August
                                         31, 1999  31, 1998  31, 1999  31, 1998
                                         --------  --------  --------  --------
                                            (UNAUDITED)         (UNAUDITED)
NET SALES..............................  $169,170  $101,492  $512,374  $291,997
Cost of sales, exclusive of items
 listed below..........................   128,927    73,782   393,999   213,975
Selling, general, and administrative
 expenses..............................    25,023    18,298    78,729    53,192
Depreciation and amortization..........     6,319     2,681    19,279     7,799
Merger and acquisition costs and other
 unusual items.........................     1,292       263     6,115     6,596
                                         --------  --------  --------  --------
      Operating profit.................     7,609     6,468    14,252    10,435
                                         --------  --------  --------  --------
Interest expense, net..................    13,279     2,549    37,944     9,882
Foreign currency (gain) loss...........      (483)      (33)    2,372      (813)
Minority interest......................        (2)      227        88       289
Other (income), net....................       261       (54)   (1,048)     (332)
                                         --------  --------  --------  --------
Earnings (loss) before income taxes and
 extraordinary item....................    (5,446)    3,779   (25,104)    1,409
Income taxes...........................         2       850      (480)    1,658
                                         --------  --------  --------  --------
Earnings (loss) before extraordinary
 item..................................    (5,448)    2,929   (24,624)     (249)
Extraordinary loss on debt
 extinguishment........................       --        --     (6,249)   (4,965)
                                         --------  --------  --------  --------
      NET EARNINGS (LOSS)..............  $ (5,448) $  2,929  $(30,873) $ (5,214)
                                         ========  ========  ========  ========
Preferred stock dividends..............      (376)     (370) $ (1,124) $ (1,113)
Earnings (loss) applicable to common
 stock.................................  $ (5,824) $  2,559  $(31,997) $ (6,327)
Earnings (loss) per common share:
  Basic:
    Before extraordinary loss..........  $  (0.46) $   0.20  $  (2.03) $  (0.12)
    Extraordinary loss on debt
     extinguishment....................       --        --      (0.49)    (0.45)
                                         --------  --------  --------  --------
    Net earnings (loss)................  $  (0.46) $   0.20  $  (2.52) $  (0.57)
                                         ========  ========  ========  ========
    Weighted average shares
     outstanding.......................    12,670    12,631    12,667    10,925
  Diluted:
    Before extraordinary loss..........  $  (0.46) $   0.19  $  (2.03) $  (0.12)
    Extraordinary loss on debt
     extinguishment....................       --        --      (0.49)    (0.45)
                                         --------  --------  --------  --------
    Net earnings (loss)................  $  (0.46) $   0.19  $  (2.52) $  (0.57)
                                         ========  ========  ========  ========
    Weighted average shares
     outstanding.......................    12,670    13,618    12,667    10,925
Diluted earnings (loss) per share
 before merger and acquisition costs
 and other unusual items and
 extraordinary loss....................  $  (0.32) $   0.21  $  (1.42) $   0.44
                                         ========  ========  ========  ========
                                           14,290    13,618    13,864    11,942
EBITDA (as defined)....................  $ 15,442  $  9,499  $ 38,322  $ 25,975"
                                         ========  ========  ========  ========

                                       3